SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TO REQUISITION AER LINGUS EGM, IF AER LINGUS
CHAIRMAN CONTINUES TO IGNORE RYANAIR LETTERS

Ryanair, Aer Lingus' largest minority shareholder (with a 29.8% stake) today (19th Oct) released a further open letter to Aer Lingus Chairman Colm Barrington, calling on him to reply to Ryanair's - still unanswered - letters of 28th Sept and 12th Oct last.

Ryanair has notified Mr Barrington that should he again fail to issue a satisfactory reply to his largest shareholder within 7 days, then Ryanair intends to requisition an EGM of Aer Lingus Group plc's shareholders to allow them to discuss and express their views on the three initiatives proposed by Ryanair (to improve Aer Lingus' shareholder value) as follows:

(a) Ending the cover up of the Deloitte/McCann Fitzgerald report into Aer Lingus's recent €30m "leave & rehire" Revenue penalty.

(b) A proposed one off dividend of €0.20 per share (approx. €110m) payable in 2011 from Aer Lingus' cash reserves of over €900m.

(c) Ending Aer Lingus' continuing failure to confirm that it will not make any additional payments to Aer Lingus' defined contribution pension schemes without prior shareholder approval

A spokesman for Ryanair said:

"We regret Mr Barrington's continuing failure to reply to our letters, while he presides over a share price which has collapsed from over €3 to under €0.70 in recent weeks.  Given that recent analyst coverage of Aer Lingus has clearly signalled that a dividend and/or an end to the uncertainty over additional payments to the company's defined contribution pension schemes, would lead to a substantial rerating of Aer Lingus' shares, Aer Lingus' continuing failure to reply to Ryanair's proposals is unacceptable.

"If Mr Barrington continues to ignore a 29% shareholder, then we will be left with no alternative other than to requisition an EGM (which any shareholder holding more than 10% is legally entitled to call) to see whether there is a majority of Aer Lingus shareholders who support Ryanair's view that these proposals should be implemented in the interests of improving shareholder value, and reversing the catastrophic collapse in Aer Lingus' share price which Mr Barrington and his Board have presided over in recent years."

For further information please contact:

Stephen McNamara                  Joe Carmody
Ryanair Ltd                                Edelman
Tel: +353-1-8121212              Tel. +353-1-6789333

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/4222Q_-2011-10-18.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 19 October 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary